                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 Schedule 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                           Greentree Software, Inc.
                   -----------------------------------------
                               (Name of Issuer)


                         Common Stock, $.04 Par Value
                   -----------------------------------------
                        (Title of Class of Securities)


                                   395793201
                   -----------------------------------------
                                (CUSIP Number)


       Larry E. Jeddeloh, T.I.S. Acquisition and Management Group, Inc., 200 South Sixth Street, Suite 450, Minneapolis, Minnesota, 55402
       -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                               March 31, 1997
                   ----------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))




                              Page 1 of 10 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 395793201                                      PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      T.I.S. Acquisition and Management Group, Inc.
      Tax ID# 41-1816227
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Minnesota
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,416,667
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,416,667
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,416,667
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      37.4% (based on 2,564,803 outstanding as of September 1, 1997
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 395793201                                      PAGE 3 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      T.I.S. Group
      Tax ID# 41-1808389
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Minnesota
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,447,500
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,447,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,447,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      38.2% (based on 2,564,803 outstanding as of September 1, 1997
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IV

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 395793201                                      PAGE 4 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Larry E. Jeddeloh
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF,OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          13,889
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,447,500
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          13,889
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,447,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,461,389
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      38.6% (based on 2,564,803 outstanding as of September 1, 1997)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IA
------------------------------------------------------------------------------

  This Amendment No. 1 relates to the acquisition by T.I.S Acquisition and Management Group, T.I.S. Group and Larry E. Jeddeloh (collectively, the "Reporting Entities"), of beneficial ownership of certain shares of common stock of Greentree Software, Inc. The Reporting Entities are filing this Amendment No. 1 to update certain information contained in the initial filing.

Item 1.  Security and Issuer.

  The class of securities to which this statement relates is the common stock, $0.04 par value, (the "Common Stock") of Greentree Software, Inc., a New York corporation (the "Issuer"), with its principal executive offices located at 2801 Fruitville Road, Suite 180, Sarasota, Florida 34237.

Item 2.  Identity and Background.

  This statement is being filed by T.I.S. Acquisition and Management Group, Inc., a corporation organized in the state of Minnesota ("T.I.S. Acquisition"); T.I.S. Group, Inc., a corporation organized in the state of Minnesota ("T.I.S. Group") and Larry E. Jeddeloh. Mr. Jeddeloh is the sole director and executive officer of T.I.S. Acquisition and the managing director, chief investment officer and president of T.I.S. Group.

  The address of the principal business and principal office of T.I.S. Acquisition, T.I.S. Group and Mr. Jeddeloh is 200 South Sixth Street, Suite 450, Minneapolis, Minnesota 55402. The principal business of T.I.S. Group is the acquisition and management of companies. T.I.S. Group owns a majority of the stock of and controls T.I.S. Acquisition. T.I.S. Acquisition is a holding company whose principal business is to invest and hold securities in the Issuer. Mr. Jeddeloh currently serves as managing director, chief investment officer and president of T.I.S. Group.

  During the last five years, none of T.I.S. Acquisition, T.I.S. Group or Mr. Jeddeloh has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  During the last five years, none of T.I.S. Acquisition, T.I.S. Group or Mr. Jeddeloh has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Mr. Jeddeloh is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

  On September 12, 1995, T.I.S. Acquisition provided a Second Bridge Loan Promissory Note ("Bridge Loan") (annexed hereto as Exhibit A) to the Issuer for an

                              Page 5 of 10 Pages
amount of up to $200,000, under which the Issuer drew funds totaling $113,000. The purpose of the Bridge Loan was to assist the Issuer in meeting its working capital needs.

  T.I.S. Acquisition and the Issuer entered into a Stock Purchase Agreement, dated as of October 4, 1995, pursuant to which T.I.S. Acquisition agreed to buy, and the Issuer agreed to sell, up to 8,750,000 shares of the Common Stock at $.40 per share ("Stock Purchase Agreement")(a copy of which is annexed hereto as Exhibit B). As of the date of this Schedule 13D, T.I.S. Acquisition has paid cash in acquiring 1,130,833 shares of Common Stock from the Issuer at $.40 per share under the Stock Purchase Agreement. Additionally, in connection with the Stock Purchase Agreement, pursuant to a Letter Agreement, dated October 26, 1995 ("Letter Agreement") (annexed hereto as Exhibit C), the total proceeds of $113,000 drawn by the Issuer under the Bridge Loan were converted into shares of Common Stock on the basis of one share of Common Stock for each $.40 of such proceeds; T.I.S. Acquisition thereby received 282,500 shares of Common Stock and the Bridge Loan was deemed paid in full and canceled. Accordingly, as of the last filing of its Schedule 13D, T.I.S. Acquisition owned a total of 1,413,333 shares of Common Stock. T.I.S. Acquisition has the right to acquire an additional 7,336,667 shares (1,222,779 shares, as adjusted to reflect the Issuer's one-for-six reverse stock split on July 21, 1997) of Common Stock in accordance with the Stock Purchase Agreement.

  T.I.S. Acquisition is the source of funding for the purchase of shares of Common Stock under the Stock Purchase Agreement, and it has obtained, and will continue to seek, additional funding for such purpose from accredited investors as defined under rule 501 (d) of the Securities Act of 1933.

  On December 9, 1996, T.I.S. Group purchased 60,000 restricted shares of Common Stock for an aggregate of $15,000 or $0.25 per share in a private placement for a client's account managed by it. T.I.S. Group used such client's funds to make this purchase.

  On March 31, 1997, T.I.S. Group managers purchased 15,000 shares of Common Stock for an aggregate of $10,800 or $0.72 per share for the T.I.S. Growth Fund, an offshore fund wholly owned and managed by T.I.S. Group managers in the British Virgin Islands. T.I.S. Group managers used general funds to make this purchase.

  On June 18, 1997, T.I.S. Group purchased 5,000 shares of Common Stock for an aggregate of $2,450 or $0.49 per share for a client's account. T.I.S. Group used such client's funds to make this purchase.

  On June 27, 1997, T.I.S. Group managers purchased 30,000 shares of Common Stock for an aggregate of $13,650 or $0.455 per share for the T.I.S. Growth Fund for a client's account. T.I.S. Group managers used such client's funds to make this purchase.

  On June 30, 1997, T.I.S Group managers purchased 25,000 shares of Common Stock for an aggregate of $11,500 or $0.46 per share for the T.I.S. Growth Fund for a client's account. T.I.S. Group managers used such client's funds to make this purchase.

  Mr. Jeddeloh purchased 83,333 shares of Common Stock for an aggregate of $25,000 or $0.30 per share in December 1995. Mr. Jeddeloh used personal funds to make this purchase.

Item 4.  Purpose of Transaction.

  The Reporting Entities purchased the Common Stock of the Issuer for general investment.

  (a) As stated in Item 3, T.I.S. Acquisition has the right to acquire an additional 7,336,667 shares (1,222,779 shares, as adjusted to reflect Issuer's one-for-six reserve stock split on July 21, 1997) of Common Stock in accordance with the Stock Purchase Agreement;

                              Page 6 of 10 Pages

  (b) There are presently no plans or proposals by T.I.S. Acquisition, T.I.S. Group or Mr. Jeddeloh which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

  (c) There are presently no plans or proposals by T.I.S. Acquisition, T.I.S. Group or Mr. Jeddeloh which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

  (d) In connection with the purchase of the Common Stock, by T.I.S. Acquisition participated in the management of the Issuer by changing certain management positions. The Board of Directors of the Issuer selected Arnold Muhlbach as Chief Financial Officer. Jeff Pinkerton, the former President of the Issuer, has remained with the Issuer in the capacity of Vice President. There are presently no plans or proposals by T.I.S. Acquisition, T.I.S. Group or Mr. Jeddeloh which relate to or would result in a change in the Board of Directors;

  (e) As stated in Item 3, T.I.S. Acquisition has the right to acquire an additional 7,336,667 shares (1,222,779 shares, as adjusted to reflect Issuer's one-for-six reverse stock split on July 21, 1997) of Common Stock under the Stock Purchase Agreement. Except as stated above, there are presently no plans or proposals by T.I.S. Acquisition, T.I.S. Group or Mr. Jeddeloh which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

  (f) There are presently no plans or proposals by T.I.S. Acquisition, T.I.S. Group or Mr. Jeddeloh which relate to or would result in any other material change in the Issuer's business or corporate structure.

  (g) There are presently no plans or proposals by T.I.S. Acquisition, T.I.S. Group or Mr. Jeddeloh which relate to or would result in changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

  (h) There are presently no plans or proposals by T.I.S. Acquisition, T.I.S. Group or Mr. Jeddeloh which relate to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  (i) There are presently no plans or proposals by T.I.S. Acquisition, T.I.S. Group or Mr. Jeddeloh which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  (j) There are presently no plans or proposals by T.I.S. Acquisition, T.I.S. Group or Mr. Jeddeloh which relate to or would result in any action similar to any of those enumerated above.

                              Page 7 of 10 Pages

Item 5.  Interest in Securities of the Issuer.

  (a) The Articles of Incorporation of the Issuer authorize the issuance of up to 15,000,000 shares of Common Stock. As of September 1, 1997, following a one-for-six reverse stock split on July 21, 1997, there were 2,564,803 shares of Common Stock issued and outstanding. The following share ownership information has been adjusted and rounded to the nearest dollar to reflect the one-for-six reverse stock split on July 21, 1997.

         T.I.S. Acquisition beneficially owns 193,889 shares of Common Stock and has the right to acquire 1,222,779 shares of Common Stock within sixty
         (60) days, together constituting 37.4% of the shares of Common Stock issued and outstanding as of September 1, 1997. T.I.S. Group, which owns a majority of the stock of and controls T.I.S. Acquisition, has the right to vote and dispose of the shares of Common Stock held by T.I.S. Acquisition and may be deemed the beneficial owner of such shares. In addition, T.I.S. Group beneficially owns 30,833 shares of Common Stock for clients' accounts managed by it.

         Mr. Jeddeloh owns 13,889 shares of Common Stock, constituting .50% of the shares of Common Stock issued and outstanding as of September 1, 1997. By virtue of his positions with T.I.S. Acquisition and T.I.S. Group, which owns a majority of the stock of and controls T.I.S. Acquisition, Mr. Jeddeloh has the right to vote and dispose of the shares of Common Stock held by T.I.S. Acquisition and T.I.S. Group, respectively, and may be deemed the beneficial owner of such shares.

         As a group, T.I.S. Acquisition, T.I.S. Group and Mr. Jeddeloh beneficially own 1,461,389 shares of Common Stock, constituting 38.6% of the shares of Common Stock issued and outstanding as of September 1, 1997.

  (b) T.I.S. Acquisition, T.I.S. Group and Mr. Jeddeloh share the power to vote and the power to dispose of all of the 1,447,500 shares of Common Stock beneficially owned by each of them or which they have the right to acquire within sixty (60) days as set forth in Item 5(a) above. Mr. Jeddeloh has the sole power to vote and the sole power to dispose of all of the 13,889 shares of Common Stock beneficially owed by him as set forth in Item 5(a) above.

  (c) Except for the transactions to which this Schedule 13D relates, neither of T.I.S. Acquisition nor Mr. Jeddeloh have effected any transaction in the shares of Common Stock during the last sixty (60) days. T.I.S. Group has not sold shares of Common Stock in the past 60 days and T.I.S. Group or accounts managed by T.I.S. Group have made the following purchases in the past 60 days:


                                              Number of  Price
      Purchaser                  Date          Shares    Per Share
      ---------                  ----         ---------  ---------

      T.I.S. Growth Fund*   August 11, 1997     30,000    $1.1875
      T.I.S. Growth Fund*   August 13, 1997      5,000    $1.1875
      T.I.S. Growth Fund*   August 14, 1997      2,500    $1.4375
      T.I.S. Growth Fund*   August 15, 1997      5,000    $1.5156
      T.I.S. Growth Fund*   August 18, 1997      2,500    $1.5625
      T.I.S. Growth Fund*   August 19, 1997      5,000    $1.5625

     *See Item 3 for a more detailed discussion.

                              Page 8 of 10 Pages

  (d) No person other than T.I.S. Acquisition, T.I.S. Group and Mr. Jeddeloh has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by T.I.S. Acquisition. No person other than Mr. Jeddeloh has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Jeddeloh, individually.

  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among parties named in Item 2 above, except as identified in Item 2 or elsewhere in this Schedule 13D, or between such parties with respect to any securities of the Issuer, except the relationships and documents referred to in Items 3, 4 and 5 of this Schedule 13D as Exhibits A, B and C, which discussions and Exhibits are incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits.

Exhibit A           Secured Bridge Loan Promissory Note

Exhibit B           Stock Purchase Agreement by and between
                    Greentree Software, Inc. and T.I.S. Acquisition and Management Group, Inc.

Exhibit C           Greentree Software, Inc. Letter Agreement

Exhibit D           Joint Filing Agreement

                              Page 9 of 10 Pages

                                   SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 9, 1997           T.I.S. Acquisition and Management Group, Inc.


                                By /s/ Larry E. Jeddeloh
                                   -----------------------------
                                   Larry E. Jeddeloh
                                   President and Director


                                   T.I.S. Group



                                By /s/ Larry E. Jeddeloh
                                   -----------------------------
                                   Larry E. Jeddeloh
                                   President, Managing Director and Chief
                                     Investment Officer


                                   Larry E. Jeddeloh


                                By /s/ Larry E. Jeddeloh
                                   -----------------------------
                                   Larry E. Jeddeloh, Individually



                              Page 10 of 10 Pages

                                   Exhibit A

                      SECURED BRIDGE LOAN PROMISSORY NOTE

Up to $200,000                                                September 12, 1995

          FOR VALUE RECEIVED, the undersigned, Greentree Software, Inc. (the "Borrower"), hereby unconditionally promises to pay to the order to TIS Acquisition & Management Group, Inc. (the "Holder"), at 200 South Sixth Street, Suite 450, Minneapolis, Minnesota 55402, or at such other place that the Holder may designate to the Borrower from time to time in writing, the principal sum of up to Two Hundred Thousand Dollars ($200,000), together with interest on the unpaid principal balance thereof at the rate of fifteen percent (15%) per annum computed on the basis of a year of 365 days, from the date hereof until payment in full. In no event shall the interest rate charged hereunder exceed the highest rate permissible under applicable law.

          All unpaid principal and accrued interest evidenced hereby shall be due and payable October 11, 1995 (the "Original Maturity Date"). If a "Closing" occurs under a Stock Purchase Agreement between the Borrower and the Holder contemplated in the attached Letter of Intent, dated August 11, 1995 (the "Stock Agreement"), by October 11, 1995, in accordance with the Stock Agreement, principal and interest due hereunder shall be converted into the Borrower's common stock at the rate of one (1) share for each Forty Cents ($.40) of such principal and interest.

          If the Closing has not occurred by October 11, 1995, in accordance with a Stock Purchase Agreement, the Holder hereof may exercise any and all of its remedies at law or in equity against the Security (as defined below) or otherwise to collect amounts due under the Note or, in its absolute discretion, extend the maturity date of the Note to November 10, 1995, or the Closing under the Stock Agreement, whichever occurs first (such extended date the "Extended Maturity Date") on the same terms and conditions as herein contained. As a condition to such extension, the Borrower shall pay to the Holder all accrued and unpaid interest plus an extension fee equal to Ten Thousand Dollars ($10,000), which, in the Holder's absolute discretion, may be taken in common stock of the Borrower at the rate of one (1) such share for each Forty Cents ($.40) of such interest and extension fee. If the Closing occurs by November
10, 1995, in accordance with the Stock Agreement, the principal and interest due on this Note shall be converted to the Company's common stock at the rate of one
(1) share for each Forty Cents ($.40) thereof.

          To secure repayment of this Note, Borrower grants to Holder a first and prior security interest in the following collateral (the "Security"); the entire right, title and interest, including all intellectual property rights, of the Borrower in and to any software and related products, wheresoever located, whether now owned or hereafter acquired, designed or produced by the Borrower, as further described in Exhibit A attached hereto.

          Notwithstanding anything contained in this Note to the contrary, no principal, interest and/or extension fee due under this Note shall be converted to the Borrower's common stock unless and until the Holder has delivered to the Borrower a written notice of conversion (the "Conversion Notice") setting forth
(i) the Holder's intention to convert principal, interest and/or extension fee due under this Note to the Borrower's common stock in accordance with this Note,
(ii) the amount of principal, interest and/or extension fee to be converted,
(iii) the number of shares resulting from the conversion, and (iv) the amount for any fractional share to be paid to the Holder. Any fractional share resulting from any conversion of debt to stock under this Note shall be paid in cash. Upon receipt of the Conversion Notice, or as soon thereafter as is practicable, the Borrower shall issue and deliver to the Holder a certificate or certificates evidencing the number of shares set forth in the Conversion Notice. The certificate or certificates shall be registered in the name of the Holder and shall bear an appropriate investment legend and any legend required by federal or state securities laws, rules or regulations. Upon the Holder's delivery of the Conversion Notice to the Borrower, the Holder shall have all the rights of a stockholder with respect to those shares, including, but not limited to, the right to receive all dividends or other distributions paid or made in connection with those shares.

          This Note may be prepaid without penalty in whole or in part at any time. Any prepayments shall be applied first to accrued and unpaid interest, and thereafter to the payment of principal.

          If any of the following Events of Default shall occur at any time prior to payment in full of this Note, the Holder shall have all rights and remedies available to it as a secured creditor under law or equity, including foreclosure on the Security. Each of the following shall constitute an "Event of Default" hereunder:

          1. Disbursement of funds available under this Note to any creditor of the Borrower without the prior approval of both the Holder and the Borrower's Board of Directors of the amount and the creditor to whom such funds are paid, which approval shall be prompt and not unreasonably withheld; or

          2. Borrower shall default in the payment of principal or interest payable hereunder when due, and, with respect to any payment other than the payment due on the Original Maturity Date or the Extended Maturity Date, as appropriate, continue such default for more than two (2) days; or

          3. Borrower shall default in the performance of any covenant, agreement or condition, or a breach in any representation or warranty, contained in this Note which, after written notice from Holder, continues for more than five (5) days; or

          4. A proceeding shall have been instituted in a Court having jurisdiction seeking a decree or order for relief in respect of Borrower in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or for the appointment of a receiver, liquidator, assignee, custodian or trustee of Borrower, and such proceedings shall remain undismissed or unstayed and in effect for a period of ten (10) consecutive days or such Court shall enter a decree or order granting relief sought in such proceedings; or

          5. Borrower shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar law, shall consent to the entry of an order for relief in an involuntary case under any such law, or shall consent to the appointment of or taking possession by a receiver, liquidator, assignee or trustee of Borrower, or shall fail generally to pay its debt as they become due, or shall take any corporate action in forbearance of any of the foregoing.

          If an Event of Default in subparagraph (1), (2), (3), (4) or (5) above shall occur, the unpaid balance of this Note and interest accrued thereon and all other liabilities of Borrower hereunder shall be immediately due and payable without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived.

          If an Event of Default in subparagraph (4) or (5) above shall occur, the Borrower agrees that, given the unique characteristics of the security, cause will exist under 11 USC (S)362(d) entitling Holder to relief from the automatic stay imposed by 11 USC (S) 362(a).

          Demand, presentment, protest and notice of nonpayment and protest are hereby waived by the Borrower. This Note may be amended or modified only by agreement by the Borrower and the Holder.

          The Borrower shall pay all legal fees and other costs and expenses incurred by the Holder in collecting on or enforcing this Note following the failure of the Borrower to make any payment due hereunder.

          THIS NOTE HAS BEEN EXECUTED, DELIVERED AND ACCEPTED AT, AND SHALL BE DEEMED TO HAVE BEEN MADE IN, MINNEAPOLIS, MINNESOTA. THIS NOTE SHALL BE INTERPRETED, AND THE RIGHTS AND LIABILITIES OF THE PARTIES HERETO DETERMINED, IN ACCORDANCE WITH THE LAWS OF THE STATE OF MINNESOTA.

     Whenever possible, each provision of this Note shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Note at all be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Note.

          IN WITNESS WHEREOF, this Note has been executed and delivered this 12th day of September, 1995.

                                    GREENTREE SOFTWARE, INC.


                                    By: /s/ J.  B.  Pinkerton
                                        ---------------------
                                        Its President

                                   Exhibit B
                                   ---------







                            STOCK PURCHASE AGREEMENT


                                 by and between


                            GREENTREE SOFTWARE, INC.


                                      and


                  T.I.S. ACQUISITION & MANAGEMENT GROUP, INC.

                               TABLE OF CONTENTS
                               -----------------

1.     Sale, Purchase and Delivery of the Shares..........................   2

2.     First, Second and Third Closings...................................   2

3.     Representations and Warranties of the Company......................   5

4.     Representations and Warranties of the Purchaser....................  11

5.     Registration of Securities and Filing of Reports...................  14

6.     Covenants of the Company...........................................  19

7.     Conditions to the Purchaser's Obligations..........................  21

8.     Conditions to the Company's Obligations............................  22

9.     Agent: Payment of Fees.............................................  23

10.    Indemnification....................................................  23

11.    Termination........................................................  24

12.    Resignations: Certain Compensation Payments........................  24

13.    General............................................................  25

                                   EXHIBITS
                                   --------


Exhibit
Number         Description
------         -----------

2.21(e)        Opinion of the Company's Counsel
                    -- New York law
                         -- Massachusetts law

3.14           The Company's Articles of Incorporation and Bylaws

                           STOCK PURCHASE AGREEMENT

     THIS STOCK PURCHASE AGREEMENT (the "Agreement") is made and entered into as of the 4th day of October, 1995, by and among GREENTREE SOFTWARE, INC., a New York corporation (the "Company"), and T.I.S. ACQUISITION & MANAGEMENT GROUP, INC., a Minnesota corporation (the "Purchaser").

                               R E C I T A L S:

     1. The parties have reached an understanding regarding the issuance and sale by the Company to the Purchaser and other accredited investors through Wm Smith & Co., Denver, Colorado (the "Wm Smith Investors"), of Eight Million Seven Hundred Fifty Thousand (8,750,000) shares (individually a "Share" and collectively the "Shares") of the common stock, $.01 par value per share, of the Company (the "Common Stock"), at a purchase price of $.40 per Share.

     2. At the First Closing (as defined herein), the Company shall issue, sell and deliver to the Purchaser, and the Purchaser shall purchase from the Company, 2,375,000 Shares (the "First Closing Shares") for a total purchase price of Nine Hundred Fifty Thousand Dollars ($950,000), comprising Eight Hundred Thirteen Thousand Dollars ($813,000) by wire transfer and One Hundred Thirty-Seven Thousand Dollars ($137,000) through conversion of that certain Secured Bridge Loan Promissory Note dated September 12, 1995, of the Company in favor of the Purchaser (the "Bridge Note") (such cash and note conversion the "First Purchase Price").

     3. At the Second Closing (as defined herein), the Company shall also issue, sell and deliver to the Purchaser and the Wm Smith Investors, if any, and they shall purchase from the Company in such proportion as they may agree, up to 5,125,000 shares (such shares the "Second Closing Shares") for a total purchase price of up to an additional Two Million Fifty Thousand Dollars ($2,050,000) (the "Second Purchase Price").

     4. At the Third Closing (as defined herein), the Company shall also issue, sell and deliver to the Purchaser and the Wm Smith Investors, if any, and they shall purchase from the Company in such proportion as they may agree, up to 1,250,000 shares (such shares the "Third Closing Shares") for a total purchase price of up to an additional Five Hundred Thousand Dollars ($500,000) (the "Third Purchase Price").

     NOW, THEREFORE, in consideration of the premises and mutually dependent representations, warranties, covenants and agreements herein contained, and of other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.   Sale, Purchase and Delivery of the Shares.

     1.1 Agreement to Sell and Purchase the Shares. Subject to the terms and conditions of this Agreement, and in reliance upon the representations, warranties, covenants and agreements contained herein, at the First, Second and Third Closings, the Company shall issue, sell and deliver to the Purchaser, and the Purchaser shall purchase from the Company, up to the agreed number of the Shares for the purchase price and in the manner provided below.

     1.2 Delivery of the Shares. At the First, Second and Third Closings, the Company shall deliver to the Purchaser one or more certificates representing the agreed number of the Shares as herein described.

     1.3 Purchase Price. The total purchase price for the Shares shall be Three Million Five Hundred Thousand Dollars ($3,500,000.00) (the "Purchase Price"), comprising the First, Second and Third Purchase Prices.

          1.3.1 First Closing. At the First Closing, the Purchaser shall deliver the First Purchase Price to the Company upon receipt of the stock certificates representing the First Closing Shares.

          1.3.2 Second Closing. At the Second Closing, the Purchaser and the Wm Smith Investors (as they shall agree) shall deliver the Second Purchase Price to the Company upon receipt of the stock certificates representing the Second Closing Shares.

          1.3.3 Third Closing. At the Third Closing, the Purchaser and the Wm Smith Investors (as they shall agree) shall deliver the Third Purchase Price to the Company upon receipt of the stock certificates representing the Third Closing Shares.

2.   First, Second and Third Closings.
     ---------------------------------

     2.1 Location; Closing Dates. Subject to the fulfillment of all of the conditions precedent contained herein, the consummation of the two sales and purchases of the Shares contemplated hereby shall take place at the offices of Robins, Kaplan, Miller & Ciresi, 222 Berkeley Street, Suite 2200, Boston, Massachusetts, or at such other place as the parties shall agree. The "First Closing" shall occur on October 4, 1995, the "Second Closing" shall occur on November 6, 1995, and the "Third Closing" shall occur on December l, 1995, or such other date or dates as the parties may agree. All events which occur at any of the Closings shall be deemed to occur simultaneously. The time and date upon which a Closing occurs is hereinafter referred to as the "Closing Date".

     2.2  Deliveries by the Parties.

          2.2.1 Deliveries by the Company by the First Closing. Upon the execution of this Agreement, the Company shall deliver, or shall cause to be delivered, to the Purchaser the following:

               (a) a certificate or certificates representing the First Closing Shares;

               (b) a certificate, dated as of the First Closing Date, duly executed by an officer of the Company, certifying as to: (i) copies of the resolutions duly adopted by the Company's board of directors, authorizing this Agreement and the transactions contemplated herein,
          (ii) copies of the Articles of Incorporation and Bylaws of the Company as they exist on the date hereof, and (iii) the name, title and signature of each officer of the Company duly authorized to execute and deliver this Agreement and all documents, instruments, agreements and certificates contemplated hereby;

               (c) the certificate of Jeffrey B. Pinkerton described in Section
          7.3.1 below;

               (d) the certificate of Brad I. Markowitz described in Section
          7.3.2 below;

               (e) certificates issued by the Secretary of State of New York as of a date reasonably acceptable to the Purchaser, as to the good standing of the Company in such states;

               (f) opinions of the Company's counsel covering matters described in Exhibit 2.2.1(e) hereto regarding New York and Massachusetts law;

               (g) the resignations of all of the Company's officers and directors, except Brad I. Markowitz and Jeffrey B. Pinkerton, as described in Section 12 below;

               (h) an agreement Not to Compete executed by the Company and J. Robert Gary, in a form acceptable to the parties thereto and to the Purchaser;

               (i) an Employment Agreement executed by the Company and John J. Medico ("Medico") regarding Medico's employment as the Company's interim President and Chief Executive Officer, in a form acceptable to the parties thereto and to the Purchaser;

               (j) a Consulting Agreement executed by the Company and J. Robert Gary ("Gary"), by which Gary will temporarily continue as a director and will provide certain financial consulting services to the Company, in form acceptable to the parties thereto and to the Purchaser;

               (k) an employment continuation letter executed by the Company and Jeffrey B. Pinkerton, in a form acceptable to the parties thereto and to the Purchaser;

               (l) a disclosure document satisfactory to the Purchaser and its counsel for delivery in connection with the sale of the Shares under this Agreement;

               (m) a comfort letter, in customary form and reasonably acceptable to Purchaser and its counsel, from the Company's auditors concerning the Company's financial condition;

               (n) a schedule of termination benefits (cash and stock) paid by the Company as contemplated by Section 12 hereof, together with such written general releases or waivers relative to employment and other matters as the Purchaser may require, including, without limitation, instruments evidencing all cancellations of stock options and warrants;

               (o) reduction of accounts payable as described in Section 7.9, including amounts owed to professionals hired by the Company; and

               (p) all other documents or actions reasonably required by the Purchaser pertaining to this Agreement and the transactions contemplated hereunder including, without limitation, all conditions to closing required in Section 7 hereof.

          2.2.2 Deliveries by the Purchaser at First Closing. Upon the execution of this Agreement, the Purchaser shall deliver, or shall cause to be delivered, to the Company the following:

               (a) payment of the First Purchase Price referred to in Section
          1.3.1 above;

               (b) a certificate duly executed by an officer of the Purchaser, certifying as to: (i) copies of the resolutions duly adopted by the Purchaser's board of directors, authorizing this Agreement and the transactions contemplated herein, and (ii) the name, title and signature of each officer of the Purchaser duly authorized to execute and deliver this Agreement and all documents, instruments, agreements and certificates contemplated hereby;

               (c) an opinion of Purchaser's counsel covering matters described in Exhibit 2.2.2(c) hereto;

               (d) a certificate issued by the Secretary of State of Minnesota, as of a date reasonably acceptable to the Company, as to the good standing of the Purchaser in such state;

               (e) all other documents reasonably required by Company pertaining to this Agreement and the transactions contemplated hereunder.

          2.2.3 Deliveries by the Company at the Second Closing. At the Second Closing, the Company shall deliver, or cause to be delivered, to the Purchaser, the following:

               (a) a certificate or certificates representing the Second Closing Shares; and

               (b) a certificate or certificates updating information provided in Subsections 2.2.1(b), (c), (d), and (e).

          2.2.4  Deliveries by the Purchaser and the Wm Smith Investors at the
     Second Closing.   At the Second Closing, the Purchaser shall deliver, or
     cause to be delivered, to the Company the following:

               (a) the Second Purchase Price referred to in 1.3.2 above; and

               (b) a certificate or certificates updating information provided in 2.2.2(b) and (e).

          2.2.5 Deliveries by the Company at the Third Closing. At the Third Closing, the Company shall deliver, or cause to be delivered, to the Purchaser, the following:

               (a) a certificate or certificates representing the Third Closing Shares; and

               (b) a certificate or certificates updating information provided in Subsections 2.2.1(b), (c), (d), and (e).

          2.2.6 Deliveries by the Purchaser and the Wm Smith Investors at the Third Closing. At the Third Closing, the Purchaser shall deliver, or cause to be delivered, to the Company the following:

               (a) the Third Purchase Price referred to in 1.3.2 above; and

               (b) a certificate or certificates updating information provided in 2.2.2(b) and (e).

3.   Representations and Warranties of the Company.

     As a material inducement to the Purchaser to execute and perform its obligations under this Agreement, the Company hereby represents and warrants to the Purchaser as follows:

     3.1 Organization and Standing: Power and Authority. The Company (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of New York, (b) has all requisite power and authority and the legal right to transact the business in which it is presently engaged and to own, lease and operate all of the assets and properties owned, leased or operated by it, and (c) except for Massachusetts is duly qualified or licensed as a foreign corporation and in good standing in each jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification or license and where the absence of such licensing or qualification would have a material adverse effect on the business of the Company. The Company has all requisite power and authority, and the legal right to enter into this Agreement and all other documents referred to herein to which the Company is a party and to otherwise to consummate the transactions referred to herein or therein.

     3.2 Subsidiaries. Except as set forth on Schedule 3.2 hereof, the Company does not own and has made no commitment to purchase any shares or securities of, or otherwise made any investment in, any other corporation, partnership or other entity and is not a participant in any joint venture.

     3.3  Capitalization.

          3.3.1 The Company is authorized to issue 15,000,000 shares of its Common Stock. As of the date of this Agreement and prior to the Closing Date, 4,728,170 shares of the Common Stock were issued and outstanding. All of the Company's presently issued and outstanding shares of Common Stock were duly authorized and validly issued in compliance with all applicable federal and state securities and corporate laws, rules and regulations, and are fully paid and non-assessable. No other classes of capital stock of the Company are authorized or outstanding.

          3.3.2 Each share of Common Stock is entitled to one vote on any matter submitted to a vote of shareholders, to equal dividend rights and to equal rights in the assets of the Company available for distribution to holders of the Common Stock on liquidation.

          3.3.3 The Shares delivered to the Purchaser pursuant to this Agreement upon payment of the First Purchase Price and the Second Purchase Price therefor, shall be duly authorized, validly issued, fully paid and non-assessable. Subject to the provisions of applicable federal and state securities laws and compliance with the terms of this Agreement, upon the consummation of the transactions contemplated herein, the Shares will be freely transferable and free and clear of all liens and encumbrances, other than liens, encumbrances or restrictions on transfer arising herewith or under agreements entered into or actions taken by the Purchaser.

     3.4 Options, Warrants, Rights. Except as set forth in this Agreement and on Schedule 3.4 hereto, there is no outstanding option, warrant, right, subscription, call, unsatisfied preemptive right, right of first refusal, right of first offer or other agreement of any kind to purchase or otherwise receive from the Company any of the outstanding, authorized but unissued, or treasury shares of the capital stock or any other security of the Company, and there is no outstanding security of any kind convertible into such capital stock or other security.

     3.5 Compliance with Laws. Except as set forth on Schedule 3.5, the Company is not in violation of (a) any applicable order, judgment, injunction, award or decree, or (b) any federal, state, local or foreign law, ordinance or regulation or any other requirement of any governmental or regulatory body, court or arbitrator applicable to the Company or to the business of the Company except for immaterial and insubstantial violations which could not, either singly or in the aggregate, have an adverse effect on the business or properties of the Company. The Company has obtained all licenses, permits, orders and approvals of any federal, state, local or foreign governmental or regulatory body that are material to or necessary for the conduct of its business (collectively, "Permits"). All such Permits are in full force and effect, no violations are or have been recorded in respect of any Permit, and no proceeding is pending or, to the knowledge of the Company, threatened to revoke or limit any such Permit. A list of all Permits is set forth on Schedule 3.5.

     3.6 SEC Reports. The last fiscal year of the Company for which an Annual Report on Form 10-K has been filed ended May 31, 1995. The Company has previously furnished to the Purchaser true and complete copies of (a) the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1995, as filed with Securities and Exchange Commission (the "SEC"); (b) its Quarterly Reports on Form 10-Q for the quarter ended February 28, 1995; (c) proxy statements relating to all meetings of its shareholders (whether annual or special) which have been mailed to shareholders at any time since December 31, 1994; and (d) all other reports, registration statements and other filings filed by the Company with the SEC under the Securities Act of 1933, as amended (the "Securities Act") or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), at any time since December 31, 1994 (collectively, the "SEC Reports"). Each of the SEC Reports was filed in a timely manner and, as of their respective effective or mailing dates, complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and to the best of the Company's knowledge, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     3.7 Prior Offerings. Set forth in Schedule 3.7, is a description of all "Prior Offerings" of the Company's equity or other securities other than options or warrants since December 31, 1993. The Company is not nor has it been found to be in the past, in violation of (a) any order, judgment, injunction, award, decree, administrative or otherwise of any state, local or federal securities law official or (b) the representation concerning securities law or regulations contained in Section 3.8 assuming that such representation was made at the time of each such "Prior Offering" listed in Schedule 3.7.

     3.8 Securities Laws. Based in part upon the representations and warranties contained in Section 4.7 of this Agreement, no consent, authorization, approval, permit or order of or filing with any governmental or regulatory authority is required under current laws and regulations in connection with the execution and delivery of this Agreement or the offer, issuance, sale or delivery of the Shares than the qualifications thereof, if required, under applicable state securities laws, which qualifications have been obtained or can be obtained after the final Closing. Under the circumstances contemplated hereby, the offer, issuance, sale and delivery of the Shares will not, under current laws and regulations, require compliance with the prospectus delivery or registration requirements of the Securities Act.

     3.9 Financial Statements. All of the financial statements of the Company previously furnished to the Purchaser, including the financial statements in the SEC Reports and the Private Placement Memorandum of the Company, dated October 2, 1995 (the "Financial Statements"), accurately reflect the books and records of the Company and were prepared in conformity with generally accepted accounting principles consistently applied throughout the periods covered, except as may be indicated therein or in the footnotes or schedules thereto.

     3.10 No Undisclosed Liabilities or Obligations. Except as set forth on
Schedule 3.10 hereto, the Company has no liability or obligation, either accrued, absolute, contingent, direct or indirect, or otherwise, whether as principal, agent, partner, coventurer, guarantor or in any capacity whatsoever, which are not reflected in the Financial Statements, other than: (a) trade accounts payable incurred since July 31, 1995, in the ordinary course of business; (b) accrued salary, payroll and employee benefit expenses incurred since July 31, 1995, and at rates which do not exceed those reflected on the Financial Statements; (c) accrued amounts payable for ordinary, normal and routine services (including utilities) incurred since July 31, 1995, and consistent with past practices; or (d) other normal and ordinary costs of operations incurred since July 31, 1995, consistent with past practices.

     3.11 Absence of Certain Material Changes. Except as set forth on Schedule
3.11 hereto, since July 31, 1995, there has not been any event which has materially adversely affected the Company's business, operational or financial condition, including but not limited to (a) any material adverse change in the business, condition (financial or otherwise), assets, liabilities or obligations of the Company, (b) any damage, destruction or loss (whether or not covered by insurance) having a material adverse effect on the business, assets or properties of the Company, (c) any waiver by the Company of any rights of material value, (d) any purchase, sale or transfer of any material assets or properties of the Company, any satisfaction or cancellation of any material mortgage or pledge or any incurring of any material debts or claims, or the subjection of any material assets or property of the Company to any lien, charge, security interest or other encumbrance or any other transaction entered into by the Company other than in the ordinary and usual course of its business,
(e) any need to write-off or any writing-off of (i) any notes or accounts receivable or any portion thereof as uncollectible, or (ii) any inventory as overvalued or unaccounted for, (f) any disposal of or permission to lapse any material leases, other rights to use of property, licenses, patents, trademarks or copyrights or any patent, trademark or copyright applications, any of which were material to the operations of the Company, (g) any declaration or payment of any dividend or other distribution in respect to, or any direct or indirect redemption or purchase of, any capital stock of the Company or any loan to any shareholder of the Company, (h) any increase in the compensation of any of the officers, employees, or agents of the Company, including, without limitation, any increase by means of any bonus or pension plan, contract or other commitment, (i) any transaction between the Company and any affiliated person or entity or affiliate of any of the officers or directors of the Company, (j) any termination of any contract with any major customer, or (k) any labor dispute which does or might adversely affect the business of the Company.

     3.12 Validity of Agreement. The execution, delivery and performance of this Agreement, and the consummation of the transactions provided for herein by the Company have been duly authorized by all necessary corporate action on the part of the Company, including any action which may have been required to be taken by the Company's shareholders: This Agreement, when executed, will constitute the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms (except as the enforcement thereof may be limited by applicable bankruptcy, reorganization, insolvency, moratorium and similar laws affecting creditors' rights generally from time to time in effect and by equitable principles of general application).

     3.13 No Breach. Neither the execution or the delivery of this Agreement, nor the execution of any of the documents referred to herein to be executed by the Company, nor the consummation of the transactions contemplated hereby will constitute a material violation or breach of (a) the Articles of Incorporation or Bylaws of the Company, each as amended and in effect on the date hereof, (b) any provision in any contract or other instrument to which the Company is a party or by which the Company may be bound or by which the business, assets or properties of the Company may be affected or secured, (c) any order, writ, injunction, award or decree of any court, arbitrator or governmental or regulatory body against or binding upon the Company or upon the securities, properties or business of the Company, (d) any statute, law, rule or regulation (including, without limitation, applicable federal and state securities laws), of any jurisdiction to which the Company is subject or (e) any Permit.

     3.14 Compliance with Other Instruments. Except as provided on Schedule 3.14, the Company is not in material violation of any provision of its Articles of Incorporation or Bylaws, each as amended and in effect on the date hereof, nor is it in material violation of any instrument or contract to which it is a party or by which it may be bound, or its business, assets or properties affected or secured.

     3.15 Articles of Incorporation and Bylaws. The Company has previously furnished or made available to the Purchaser true and complete copies of the (a) Articles of Incorporation of the Company (certified by an appropriate official of the State of New York), (b) Bylaws of the Company (certified by a proper officer of the Company) as in effect on such date, and (c) minute books of the Company covering 1993 through the date hereof (containing records of all meetings and consents in lieu of meetings of its shareholders and board of directors (and any committees thereof) and accurately reflecting all transactions referred to in such minutes and consents in lieu of meetings).

     3.16 Tax Returns. The Company has properly completed and filed in correct form all federal, state and other income, franchise, real property, personal property, excise, sales, use, employment, occupation and other tax returns and reports required to be filed by it on or before the due date for the filing thereof and none of those returns materially understate the tax liability required to be shown thereon. All taxes and additional obligations imposed or which may be imposed or asserted by any taxing authority which are due and payable by the Company through the Closing Dates, or are attributable to the operation of the Company prior to that date, have been paid in full or adequately provided for by reserves on the books of the Company. The Company is not aware of any deficiency with respect to any tax due to any taxing authority. To the knowledge of the Company, no tax return of the Company is being examined by the Internal Revenue Service or any other regulatory body and the Company has not consented to the extension of time to assess any tax. All taxes and other assessments and levies which the Company is required by law to withhold or collect have been duly withheld and collected, and have been timely paid over to the proper governmental authorities or held by the Company for such payment.

     3.17 Proprietary Rights.

          3.17.1 Schedule 3.17.1 contains a full and complete list of all Proprietary Rights (as defined herein) owned or used by the Company or in which the Company has any rights or licenses, except for software used by the Company which is generally available on the commercial market without material cost.

          3.17.2 Except as set forth in Schedule 3.17.2, the Company owns or possesses all intellectual property rights, including without limitation, licenses or other rights to use all computer software, software programs, all source and object code, algorithms, architecture, structure, display screens, layouts, development tools, patents, patent rights, patent applications, trademarks, trademark applications, trade secrets, service marks, service mark applications, trade names, copyrights, copyright applications, compilations, inventions, franchises, drawings, designs, customer lists, proprietary know-how or proprietary processes or formulae, or other rights with respect thereto, and all documentation and media constituting, describing or relating to the above, including without limitation, manuals, memoranda and records (collectively referred to as "Proprietary Rights"), used in the business of the Company, and the same are sufficient to conduct the Company's business as it is now being conducted and as proposed to be conducted.

          3.17.3 Except as set forth on Schedule 3.17(c), the operations of the Company do not conflict with or infringe, and no one has asserted to the Company that such operations conflict with or infringe, any Proprietary Rights owned, possessed or used by any third party. Except as set forth on
     Schedule 3.17(c), there are no claims, disputes, actions, proceedings, suits or appeals pending against the Company with respect to any Proprietary Rights, and, to the knowledge of the Company, none has been threatened against the Company. To the knowledge of the Company, there are no facts or alleged facts which could reasonably serve as the basis for any claim that the Company does not have the right to use, without infringement of any rights or claims of others, all Proprietary Rights in the development, manufacture, use, sale, license or other disposition of any or all products or services presently being used, furnished, sold or licensed in the conduct of the business of the Company as such have been or are now being used.

     3.18 Litigation. Except as set forth on Schedule 3.18, there are no legal, administrative or other proceedings, investigations or inquiries at law or in equity, or other asserted claims, judgments, injunctions or restrictions, pending or outstanding or, to the best knowledge of the Company, threatened against the Company or any of its properties or business, or against or involving any of the Company or the officers or directors of the Company, in their capacities as such, or any action related to this Agreement or any of the transactions contemplated herein that might result either individually or in the aggregate in any material adverse change in the business, operations, properties, assets or condition (financial or otherwise) of the Company or in any material liability on the part of the Company. There are no actions, suits or claims or legal, administrative or arbitration proceedings pending, or to the knowledge of the Company, threatened that would give rise to any right of indemnification on the part of any director or officer of the Company or the heirs, executors or administrators of such director or officer against the Company or any successor to the business of the Company.

     3.19 Use of Proceeds. The Purchase Price to be paid to the Company at the First, Second and Third Closings is expected to be used for reducing outstanding debt and for working capital, including employee compensation, lease payments, capital expenditures, marketing expenses and miscellaneous expenses associated with its ordinary business including a move to Florida.

     3.20 Brokers. Except as set forth in Section 9 below, all negotiations relating to this Agreement and the transactions contemplated hereby have been carried out without the intervention of any person acting on the Company's behalf in such manner as to give rise to any valid claim against the Company, the Purchaser or any other entity or person for any brokerage or Finder's commission, fee or similar compensation.

     3.21 Rights of Registration. Except as set forth in this Agreement and except for the Wm Smith Investors, the Company has not granted any rights to demand or require registration of any of its securities under the Securities Act.

     3.22 Other Material Adverse Information. Except as set forth in Schedule 3.22, the Company has no knowledge of any information of a materially adverse nature to the business, assets, properties, prospects, condition (financial or otherwise) of the Company including, without limiting the generality of the foregoing, plans or announcements by any person or firm to compete with the Company in any area in which such person or firm does not presently compete with the Company. Changes in the general economy or in economic conditions generally affecting the United States or the states in which the Company conducts its business shall not be deemed information included within the meaning or application of this paragraph.

     3.23 Employment Agreements and Benefits, etc. Schedule 3.23 lists all agreements, contracts, commitments, plans and arrangements of the following types to which the Company is a party and which relate to any of the employees of the Company: (a) written and unwritten employment and consulting agreements,
(b) collective bargaining agreements, and (c) profit-sharing, pension, retirement, bonus, incentive compensation, stock option, deferred compensation or other employee benefit plans. True, correct and complete copies of each of the agreements, contracts, commitments, plans and arrangements listed on
Schedule 3.22 have been delivered by to Purchaser.

     3.24 Relationships. The Company enjoys good working relationships with all customers, suppliers, dealers, distributors, customer sales representatives and other parties necessary to the normal operation of its business. The Company is not aware of any intention by any of its customers to terminate or materially reduce the volume of its business with the Company. No director, officer, employee or shareholder of the Company, nor any member of such person's immediate family, owns or during the last two years has had an ownership interest in any business, corporate or otherwise, which is a party to, or in any property which is the subject of, business relationships or arrangements with the Company.

     3.25 Full Disclosure. No representation or warranty by the Company contained in this Agreement, and no written statement or certificate or other documents furnished or to be furnished by or on behalf of the Company to the Purchaser pursuant to this Agreement, contains or will contain any untrue statement of a material fact.

4.   Representations and Warranties of the Purchaser.

     As a material inducement to the Company to execute and perform its obligations under this Agreement, the Purchaser hereby represents and warrants to the Company as follows:

     4.1 Organization, Standing, etc. The Purchaser is a corporation duly organized and validly existing and in good standing under the laws of the State of Minnesota and has filed all required annual reports, and no proceedings for dissolution have been filed with or commenced by the Secretary of State of the State of Minnesota with respect to the Purchaser. The Purchaser has all requisite power and authority to execute and deliver this Agreement and all documents, instruments, agreements and certificates required or contemplated to be executed and/or delivered by the Purchaser hereby ("Purchaser's Ancillary Documents") and to perform its obligations hereunder and thereunder.

     4.2 Authority; Binding Effect. The execution and delivery of this Agreement and the Purchaser's Ancillary Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Purchaser. This Agreement has been and the Purchaser's Ancillary Documents when signed by the Purchaser will have been duly executed and delivered by the Purchaser, and this Agreement constitutes, and the Purchaser's Ancillary Documents when duly executed and delivered shall each constitute, the valid, legal and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, moratorium, insolvency or other similar laws affecting the rights of creditors generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

     4.3  No Conflicts, etc.

          4.3.1 No Conflicts. The execution, delivery and performance of this Agreement and the Ancillary Documents will not result in (a) any conflict with the Purchaser's Articles of Incorporation or Bylaws as amended to date, (b) any breach or violation of or default under any statute, law, rule, regulation, judgment, decree or order, or any mortgage, deed of trust, indenture or agreement relating to borrowed money or any other agreement, to which the Purchaser is a party or subject or by which any of the Purchaser's assets or properties are bound or subject, or (c) the creation of imposition of any lien, charge, pledge or encumbrance on the Purchaser or any of the Purchaser's properties or assets, except for such conflicts, breaches, violations or defaults and such liens, charges, pledges or encumbrances as would not, individually or in the aggregate, have a material adverse effect on this Agreement and the transactions contemplated hereby.

          4.3.2 Approvals. To the best of the Purchaser's knowledge, no consent, approval or authorization of or filing with any governmental authority or any other third party is required on the part of the Purchaser in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except filings, consents or approvals, which (a) are identified elsewhere herein, or (b) if not made or obtained, would not, individually or in the aggregate, have a material adverse effect on the transaction contemplated hereby.

     4.4 Litigation. To the best of the Purchaser's knowledge, there are no judicial or administrative actions, proceedings or investigations pending or threatened, which question the validity of this Agreement or any action taken or to be taken by the Purchaser in connection herewith or therewith.

     4.5 Brokers. Except as set forth in Section 9 below, all negotiations relating to this Agreement and the transactions contemplated hereby have been carried out without the intervention of any person in such manner as to give rise to any valid claim against the Company, the Purchaser or any other entity or person for any brokerage or finder's commission, fee or similar compensation.

     4.6 Bankruptcy; Insolvency. The Purchaser has not (a) filed, or had filed against it, a petition in bankruptcy or a petition to take advantage of any other insolvency act, (b) admitted in writing its inability to pay it debts generally, (c) made an assignment for the benefit of creditors, consented to the appointment of a receiver for itself or any substantial part of its property, or
(d) generally committed any act of bankruptcy or insolvency (including the failure to pay obligations as they become due).

     4.7  Investment Representation.

          4.7.1 Acquisition of Shares. The Purchaser is acquiring the Shares for its own account and not with a view to any sale or other disposition or distribution thereof, and the Purchaser will neither sell nor transfer any of the Shares in violation of any applicable federal or state law, rule or regulation.

          4.7.2 Qualifications; Acknowledgments. The Purchaser is experienced in evaluating and making investments of the type contemplated by this Agreement and is financially able to bear the risks of its investment. The Purchaser acknowledges that the Company is issuing and selling the Shares in reliance upon the exemption from registration provided in Sections 3(b), 4(6) and Regulation D of the Securities Act and that the Purchaser is an "Accredited Investor" as defined in Section 50l(a) of Regulation D and in MN Stat. Ch. 88, (S)15, subdiv. 2(g), and is relying upon the Purchaser's representations contained in this Section 4.7. The Purchaser agrees that the Shares may be transferred only if registered under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act. The Purchaser understands that the Shares will be "restricted securities" under Rule 144 promulgated under the

     Securities Act and, therefore, may not be sold under Rule 144 until after the applicable holding period has elapsed.

          4.7.3 Legend. To evidence its agreement to hold the Shares consistent with its investment intent, the Purchaser agrees that the following legend shall be placed on any certificate or other instrument evidencing the Shares (and agrees to the terms thereof):

          "THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT COVERING SUCH SECURITIES, THE SALE IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE ACT, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE COMPANY, STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT."

     The Purchaser understands that, so long as such legend remains on the certificate(s) representing the Shares, the Company may maintain appropriate "stop transfer" orders with respect to the Shares on its books and records and with its registrar and transfer agent. Notwithstanding the foregoing, the Purchaser shall be entitled to replacement certificates without such legend upon presentation by the Purchaser to the Company of a favorable opinion of counsel reasonably satisfactory in form and substance to the Company and its counsel that the removal of the legend is not in violation of either the Securities Act and the rules and regulations thereunder or applicable provisions of state securities law.

5.   Registration of Securities and Filing of Reports.

     5.1 Grant of Registration Rights. The Company hereby grants to the Purchaser and the Wm Smith Investors (in this Article 5, together referred to as the "Investors") the registration rights described below with respect to the Shares. All of the Shares with respect to which the Purchaser has hereby been granted registration rights are referred to as Registrable Securities in this
Section 5.

     5.2 Filing Reports Under the Exchange Act. With a view to making available to the Investors the benefits of Rule 144 promulgated under the Securities Act and any other rule or regulation of the SEC that may at any time permit a holder to sell securities of the Company to the public without registration, the Company agrees to the following.

          5.2.1 Public Information. The Company agrees to use its best efforts to make and keep public information available, as those terms are understood and defined in Rule 144.

          5.2.2 Exchange Act Filings. The Company agrees to use its best efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act.

          5.2.3 Information by the Company. The Company agrees to use its best efforts to furnish to the Purchaser so long as the Purchaser owns any Registrable Securities forthwith upon request a written statement by the Company that it has complied with the reporting requirements of Rule 144 and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as may be reasonably requested in availing the Purchaser of any rule or regulation of the SEC permitting the selling of any such securities without registration.

     5.3  Demand Registrations.
     --------------------------

          5.3.1  Request for Registration.   If at any time after the earlier of
     (i) the revenues of the Company exceed $1,000,000.00 during any twelve (12) month period, or (ii) October 1, 1997, the Purchaser may request registration under the Securities Act of all or part of its Securities.
     All registrations requested pursuant to this Section 5 are referred to herein as "Demand Registrations".

          5.3.2 Demand Registrations. The Investors will be entitled to request three (3) Demand Registrations; provided, that, at the time of such request, the holders making such request own, in the aggregate, not less than 25% of the total outstanding Shares. A registration will not count as one of the permitted Demand Registrations until it has become effective, and a registration initiated as a Demand Registration will not count as one of the permitted Demand Registrations unless the Investors initiating such Demand Registration are able to register and sell at least 50% of the Registrable Securities requested by such holders to be included in such registration; provided that in any event the Company shall pay all Registration Expenses (as defined below) in connection with any registration initiated as a Demand Registration. All Demand Registrations shall be underwritten registrations.

          5.3.3 Priority on Demand Registrations. The Company shall not include in any Demand Registration any securities which are not Registrable Securities without the prior written consent of the Investors. If in connection with a Demand Registration the managing underwriters advise the Company in writing that in their opinion the number of Registrable Securities and, if permitted hereunder, other securities requested to be included in such offering, exceeds the number of Registrable Securities and other securities, if any, which can be sold in an orderly manner in such offering within a price range acceptable to the holders of a majority of the Registrable Securities initially requesting registration, the Company shall include in such registration (i) first, up to 50% of the Registrable Securities requested to be included in such registration by the Investors pro rata based on the Registered Securities owned by such Investors; (ii) second, other securities requested to be included in such registration; and (iii) in all cases where there are more requests than can be included, requests shall be honored on a pro rata basis.

          5.3.4 Restrictions on Demand Registrations. The Company shall not be obligated to effect any Demand Registration within six months after the effective date of a previous Demand Registration or a registration in which the holders of Registrable Securities were given piggyback rights and in which there was no reduction in the number of Registrable Securities requested to be included. The Company may postpone for up to six months the filing or the effectiveness of a registration statement for a Demand Registration if the Company and the Investors agree that such Demand Registration would reasonably be expected to have an adverse effect on any proposal or plan by the Company or any of its Subsidiaries to engage in any acquisition of assets (other than in the ordinary course of business) or any merger, consolidation, tender offer or similar transaction; provided that in such event, the Investors shall be entitled to withdraw such request and, if such request is withdrawn, such Demand Registration shall not count as a Demand Registration.

          5.3.5 Selection of Underwriters. Investors owning not less than 35% of the total outstanding shares shall have the right to recommend the investment banker(s) and manager(s) to administer the offering, subject to the approval of a majority of the Board which shall not be unreasonably withheld.

          5.3.6 Other Registration Rights. Except as provided in this Agreement, the Company shall not grant any person or entity ("Person") the right to request the Company to register any equity securities of the Company, or any securities convertible or exchangeable into or exercisable for such securities, without the prior written consent of the Investors holding at least 35% of Registered Securities provided that the Company may grant rights to other Persons to (i) participate in Piggyback Registrations so long as such rights are subordinate to the rights of the holders of Registrable Securities with respect to such Piggyback Registrations, and (ii) request registrations so long as the holders of Registrable Securities are entitled to participate in any such registrations with such Persons pro rata on the basis of the number of Shares owned by such Persons and such participating holders of Registrable Securities.

          5.3.7 Effective Registration Statement. A registration requested pursuant to this Section 5.3 will not be deemed to have been effected unless it has become effective; provided that if within 180 days after it has become effective, the offering of Registrable Securities pursuant to such registration is interfered with by any stop order, injunction or other order or requirement of the Securities and Exchange Commission or other governmental agency or court, such registration will be deemed not to have been effected.

     5.4  Piggy-Back Registration Rights.

          5.4.1 Right to Piggy-Back Registration. If at any time the Company contemplates filing a registration statement under the Securities Act other than any registration statement which exclusively relates to a registration of securities under (i) an employee stock option, bonus or other compensation plan, or (ii) a registration relating solely to a transaction under Rule 145 of the Securities Act, the Company shall notify the Investor of its intention to do so at least thirty (30) days prior to the filing of the registration statement (the "Piggy-Back Notice"). Each Investor will have twenty (20) days from receipt of a Piggy-Back Notice to give written notice to the Company of its desire to have any of its Registrable Securities included in the registration statement and, subject to any required cutbacks, will have its Registrable Securities included in the registration statement. The Company shall file any required amendments of or supplements to any registration statement filed pursuant to this Section
     5.4 and otherwise use its best efforts to insure that such registration statement remains in effect under the Securities Act until the earlier of the sale of all of the Registrable Securities included in the registration statement or the expiration of one hundred twenty (120) days from the effective date thereof.

          5.4.2 Underwriter. If the registration of which the Company gives a PiggyBack Notice is for a registered public offering involving an underwriter, the Company shall so advise each Investor in such Piggy-Back Notice. If an underwriter is so involved, the right of the Investor to registration under this Section shall be conditioned upon his participation in the underwriting and the inclusion of his Registrable Securities therein to the extent provided for in this Section. Each Investor along with the Company shall enter into an underwriting agreement with the managing underwriter selected by the Company. Each Investor will also abide by any cutbacks deemed necessary by such managing underwriter.

          5.4.3 Right to Withdraw Registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this
     Section 5.4 prior to the effectiveness of the registration statement whether or not the Investor has elected to include any of its Registrable Securities in such registration.

          5.4.4 Costs of Registration. Subject to any generally applicable Blue Sky requirements with respect to the allocation of expenses, the Company shall bear all expenses in connection with the registration statement, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of its counsel, Blue Sky fees and expenses and the expense of any special audits incident to or required by the registration process.

     5.5 Additional Covenants Concerning Sale of Shares. In connection with a registration statement referred to in this Section 5, the Company shall furnish to each Investor (or any broker or other person at its request) a copy of the then current prospectus included therein as the Investors may from time to time reasonably request, and a copy of the opinion of counsel to the Company and a copy of the "cold comfort letter" of the Company's accountants which are delivered to the underwriter, if the counsel or accountants, as the case may be, so consent.

     5.6 Blue Sky Provisions. The Company, at its expense, shall endeavor to cause any of the Registrable Securities included in a registration statement referred to herein to be qualified under the laws of the jurisdictions of the residence or place of business of the Investors, and the Company will maintain that qualification for so long as may be necessary to comply with all applicable laws regulating sales of securities.

     5.7 Advising the Purchaser. In connection with any registration statement referred to in this Section 5, the Company will promptly advise the Investors and confirm that advice in writing (a) when the registration statement has become effective, (b) upon the filing of any amendment or supplement to the registration statement, (c) when any post-effective amendment to the registration statement becomes effective, and (d) of any request by the SEC for any amendment or supplement to the registration statement or prospectus or for additional information. If at any time the SEC should institute or threaten to institute any proceeding for the purpose of issuing, or should issue, a stop order suspending the effectiveness of the registration statement, the Company will promptly notify the Investors and will use its best efforts to prevent the issuance of any such stop order to obtain the withdrawal thereof as soon as possible; and the Company will advise the Investors promptly of any order or communication of any public board or body addressed to the Company suspending or threatening to suspend the qualification of any shares of Common Stock for sale in any jurisdiction.

     5.8  Indemnification.

          5.8.1 Indemnification by the Company. With respect to the registration rights described in this Section 5, the Company hereby agrees to indemnify, hold harmless and defend each Investor against any and all losses, claims, damages, liabilities and expenses (including reasonable legal and other expenses incurred in investigating and defending against the same), to which it may become subject under the Securities Act or other statute or common law, arising out of or based upon (i) any alleged untrue statement of a material fact contained in any registration statement or prospectus included therein, or any amendment thereof or supplement thereto, or (ii) the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements contained therein not misleading; provided, however, that the indemnity contained in this Section 5.8.1 shall not apply to any such alleged untrue statement or omission made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of an Investor. As soon as practicable after the receipt by an Investor of notice of any claim or action against him in respect of which indemnity may be sought from the Company hereunder, the Investor shall notify the Company thereof in writing, and the Company shall assume the defense of that claim or action (and the cost thereof) by counsel of its own choosing.

          5.8.2 Indemnification by the Purchaser. Each Investor hereby agrees to indemnify, hold harmless and defend the Company, its directors and officers, and each person who controls, is controlled by or under common control of the Company within the meaning of the Securities Act against any and all losses, claims, damages, liabilities and expenses (including reasonable legal or other expenses incurred in investigating and defending against the same), to which they or any of them may become subject under the Securities Act or other statute or common law, arising out of or based upon (i) any alleged untrue statement of a material fact contained in any registration statement or prospectus included therein, or any amendment thereof or supplement thereto, or (ii) the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements contained therein not misleading; provided, however, that the indemnity contained in this Section 5.8.2 shall apply in each case only to the extent such statement or omission was made solely in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Investors in connection with the preparation of the registration statement. The Company, and any other person in respect of which indemnity may be sought from the Investors hereunder, shall, as soon as practicable after the receipt of notice of any claim or action against the Company or such other person or entity, notify the Investors in writing and the Investor shall assume the defense of any claim or action (and the cost thereof) by counsel of its own choosing, who shall be reasonably satisfactory to the Company.

     5.9 Information by the Purchaser. Each Investor shall furnish to the Company any information regarding the Registrable Securities held by it and the distribution proposed by the Investors as the Company may reasonably request in writing and as shall be required in connection with any registration referred to in this Section 5.

     5.10 Transfer of Registration Rights. The right to cause the Company to register securities granted to the Investors under Sections 5.3 and 5.4 may be assigned to the subsequent purchaser of the Shares, subject to the consent of the Company, which shall not be reasonably withheld.

     5.11 Termination of Rights. The rights of an Investor to cause the Company to register securities under Sections 5.3 and 5.4 shall terminate with respect to the Investor at the time it is able to dispose of all of its Registrable Securities in one (1) three-month period, pursuant to the provisions of Rule 144.

     5.12 Registration Expenses.

          5.12.1 All expenses incident to the Company's performance of or compliance with this Section 5, including all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses and fees and disbursements of counsel for the Company and all independent certified public accountants, underwriters (excluding discounts and commissions) and other Persons retained by the Company (all such expenses being herein called "Registration Expenses"), shall be borne as provided in this Agreement, except that the Company shall, in any event, pay its internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties), the expenses of any annual audit or quarterly review, the expense of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed or, if not so listed, on the NASD automated quotation system.

          5.12.2 In connection with each Demand Registration and each Piggyback Registration, the Company shall reimburse the holders of Registrable Securities covered by such registration for the reasonable fees (not exceeding, in the aggregate $25,000 for each registration) and disbursements of one counsel chosen by the holders of a majority or the Registrable Securities.

          5.12.3 To the extent Registration Expenses are not required to be paid by the Company, each holder of securities included in any registration hereunder shall pay those Registration Expenses allocable to the registration of such holder's securities so included, any Registration Expenses not so allocable shall be borne by all sellers or securities included in such registration in proportion to the aggregate selling price of the securities to be so registered.

6.   Covenants of the Company.

     6.1 Conduct of Business of the Company After the First Closing. After the First Closing and prior to the Third Closing, the Company will not engage in or perform any act outside the customary and usual course of business, and will not, without limiting the generality of the foregoing, undertake any of the following actions with respect to the Company or its subsidiary unless such action is approved by a super majority vote of two-thirds of the Company's Board of Directors:

          6.1.1 make any loan to any shareholder, officer or director of the Company, except as listed in Schedule 6.1.1 hereto;

          6.1.2 declare or pay any dividend or distribution with respect of the stock of the Company, or redeem or purchase any of the stock of the Company;

          6.1.3  effect a merger, consolidation or sale of assets;

          6.1.4 enter into any partnership, joint venture, licensing or franchise agreement with any party;

          6.1.5 except as provided in this Agreement, commence any public offering or sales of the Company, or authorize any increase in the capital of the Company or its subsidiary, or issue any capital stock, notes or other securities (including options and convertible securities) of the Company or its subsidiary;

          6.1.6 sell, lease, exchange or otherwise dispose of all or a significant portion (defined as 15% or more of book value at the time) of the assets of the Company or its subsidiary;

          6.1.7 settle any litigation or arbitration involving a claim greater than $500,000 unless covered by insurance or unless approved by the Board;

          6.1.8 voluntarily dissolve, wind up, liquidate or recapitalize the Company or its subsidiary;

          6.1.9 enter into any contract, agreement, indenture, instrument, certificate or undertaking which is not in the ordinary course of business and is in excess of $250,000;

          6.1.10 authorize any borrowing, other than the borrowings in place as of the date of this Agreement, including any note, debenture or bond given or issued or any guarantee of any obligation, agreement or contract made by any party (other than any guarantees of the obligations of the Company's subsidiary in the ordinary course of business), if the total outstanding principal amount of borrowings would exceed 100% of Shareholders Equity (as that term is used and defined in the Company's Audited Financial Statements prepared in accordance with generally accepted accounting principles) of the Company and its subsidiary on a consolidated basis at any one time;

          6.1.11 change the scope or nature of the business of the Company or of its subsidiary in any material respect;

          6.1.12 change the compensation payable to any employee of the Company, or amend or enter into any employment agreement other than as specifically provided in this Agreement, or enter into any transaction with any shareholder, affiliate or immediate family member of a shareholder of the Company; or

          6.1.13 except for the Software Development Agreement with Parera Information Services, Inc. and costs associated with the move of the Company to Florida, authorize any capital expenditure greater than $500,000.00.

     From the date of the First Closing to the First Closing, the Company will conduct its business diligently and in the same manner as heretofore conducted and shall use its best efforts to preserve the business organization intact, to keep available the present employees and to preserve its business relationships with their customers and others.

     6.2 Minute Books. The Company will maintain true and complete (a) minute books which shall contain accurate records of all meetings and consents in lieu of meetings of their shareholders and Boards of Directors (and any committees thereof) which occur after the date of this Agreement and (b) stock books.

     6.3 Access. The Purchaser and any authorized agents or representatives of the Purchaser shall be granted full access to the books, documents and records, including income tax returns of the Company, to conduct such examinations and investigations thereof as it deems necessary from the date of the First Closing to the date of the Third Closing; provided, such examinations shall be conducted during the usual business hours of the Company. Upon reasonable notice, the Company shall also provide that its officers and employees will be available for consultation and discussion with the Purchaser and/or its authorized agents and representatives during usual business hours.

     6.4 Supplemental Financial Statements. The Company shall, on or prior to Second Closing, deliver to the Purchaser an unaudited consolidated balance sheet, an unaudited consolidated statement of earnings and retained earnings, and an unaudited consolidated statement of changes in financial position for the four month period ending September 30, 1995 (the "Supplemental Financial Statements"). The Supplemental Financial Statements shall be accompanied by a certificate signed by an officer of the Company which shall contain a representation and warranty to the effect that, except as may be set forth on a schedule attached thereto, the Supplemental Financial Statements are in accordance with the books and records of the Company, and although the Supplemental Financial Statements are not audited and do not contain the footnotes which would be required in audited financial statements, such statements present fairly the consolidated financial position, assets and liabilities of the Company as at such date, reflecting all necessary accruals, as well as the results of the Company's operations and its changes in financial position for the period indicated, all in conformity with generally accepted accounting principles applied on a consistent basis, subject to annual year end adjustments.

7.   Conditions to the Purchaser's Obligations.

     Except as may be waived in writing by the Purchaser, the obligations of the Purchaser under this Agreement are subject to the fulfillment, prior to or at the First, Second and Third Closings, as appropriate, of each of the following conditions.

     7.1 Performance. The Company shall have performed and complied with all covenants, agreements and conditions required by this Agreement to be performed or complied with by them prior to or at such Closing.

     7.2 Representations and Warranties True at Closing. Each of the representations and warranties of the Company contained in this Agreement and in any certificate delivered to the Purchaser pursuant hereto shall be true and correct when made and at and as of such Closing Date, with the same effect as if made at such Closing Date (or on the date to which it relates, in the case of any representation or warranty which specifically relates to an earlier date).

     7.3 Certificates. The Purchaser shall be provided at the First Closing with certificates executed by each of Jeffrey B. Pinkerton and Brad I. Markowitz as an officer or director of the Company to the effect that (i) he has not undertaken any due diligence investigation with respect to the particular matters described in this Agreement, and that he would not, in the course of his duties as an officer or director of the Company, know about many facts which are the subject of this Agreement; and (ii) he has reviewed the Schedules to this Agreement with counsel, and based upon counsel's explanation of how to respond, he has no actual knowledge that such Schedules are not accurate as of the Closing Dates.

     7.4 Deliveries. The Company shall have delivered, or shall have caused to be delivered, all of the documents, instruments and agreements to the Purchaser as required under Section 2.2.1 or 2.2.3 above.

     7.5 No Actions or Proceedings. No action or proceeding by or before any court or other governmental body shall have been instituted or threatened by any party to restrain, prohibit or invalidate the transactions contemplated by this Agreement.

     7.6 No Lapse in Insurance Coverage. No lapse shall have occurred prior to such Closing Date in the coverage provided under any of the policies of insurance of the Company, including any liability policies, which relate to the business, assets, properties or employees of the Company.

     7.7 Termination of Lease. The Company shall have terminated the lease for the Company's facilities in Marlboro, Massachusetts, in a manner acceptable to the Purchaser.

     7.8 Reduction of Accounts Receivable. As set forth on Schedule 7.8 hereto, the Company shall have reduced in writing and in a manner acceptable to the Purchaser and its counsel the accounts payable shown on its July 31, 1995 balance sheet by approximately $75,000 as of the First Closing.

8.   Conditions to the Company's Obligations.

     Except as may be waived in writing by the Company, the obligations of the Company under this Agreement are subject to the fulfillment, prior to or at the First, Second and Third Closing, as appropriate, of each of the following conditions:

     8.1 Performance. The Purchaser shall have performed and complied with all covenants, agreements and conditions required by this Agreement to be performed or complied with by it prior to or at such Closing.

     8.2 Representations and Warranties True at Closing. Each of the representations and warranties made by the Purchaser shall be true and correct when made and at and as of such Closing Date, with the same effect as if made at such Closing Date (or on the date to which it relates, in the case of any representation or warranty which specifically relates to an earlier date).

     8.3 Certificate. The Company shall be provided at each Closing with a certificate executed by an officer of the Purchaser to the effect that he has no actual knowledge of any facts as of each Closing Date that the representations and warranties made by the Purchaser in Section 4 above are not true and correct in all material respects as of such Closing Date (or on the date to which it relates, in the case of any representation or warranty which specifically relates to an earlier date).

9.   Agent: Payment of Fees.

     The parties acknowledge and agree that Wm. Smith Securities, Inc. ("Smith") of Denver, Colorado, is the agent with respect to the sale and purchase of the Shares, and that no other agent has been engaged by either party, nor is any other agent entitled to any commission, fee or compensation, with respect thereto. The Company further agrees that it is responsible for paying all of Smith's fees in connection with the sale and purchase of the Shares pursuant to the letter agreement between the Company and Smith, executed on April 26, 1995, as amended, which shall remain in effect through all of the Closings.

10.  Indemnification.

     In addition to and without any limitation of any other indemnification provision herein contained, the Company and the Purchaser agree to the following indemnity provisions:

     10.1 Obligation of the Company to Indemnify. The Company agrees to indemnify, defend and hold harmless the Purchaser from and against all losses, liabilities, damages, deficiencies, costs or expenses (including interest, penalties and reasonable attorneys' fees and disbursements) ("Losses") based upon, arising out of or otherwise in respect of any inaccuracy in or any breach of any representation, warranty, covenant or agreement of Company contained in this Agreement or in any document or other papers delivered pursuant to this Agreement.

     10.2 Obligation of the Purchaser to Indemnify. The Purchaser agrees to indemnify, defend and hold harmless the Company from and against any Losses based upon, arising out of or otherwise in respect of any inaccuracy in or any breach of any representation, warranty, covenant or agreement of the Purchaser contained in this Agreement or in any document or other papers delivered pursuant to this Agreement.

     10.3 Procedure.

          10.3.1 Notice of Asserted Liability. Promptly after receipt by any party hereto (the "Indemnitee") of notice of any demand, claim or circumstances which, with the lapse of time, would give rise to a claim or the commencement (or threatened commencement) of any action, proceeding or investigation (an "Asserted Liability") that may result in a Loss, the Indemnitee shall give notice thereof (the "Claims Notice") to any other party (or parties) obligated to provide indemnification (the "Indemnifying Party"). The Claims Notice shall describe the Asserted Liability in reasonable detail, and shall indicate the amount (estimated, if necessary) of the Losses that have been or may be suffered by the Indemnitee.

          10.3.2 Opportunity to Defend. The Indemnifying Party may elect to compromise or defend, at its own expense and by its own counsel, any Asserted Liability. If the Indemnifying Party elects to compromise or defend such Asserted Liability, it shall, within 30 days (or sooner, if the nature of the Asserted Liability so requires) notify the Indemnitee of its intent to do so, and the Indemnitee shall reasonably cooperate, at the expense of the Indemnifying Party, in the compromise of, or defense against, such Asserted Liability; provided, that the Indemnitee may participate at its own expense, in the defense of such Asserted Liability. If the Indemnifying Party elects not to compromise or defend the Asserted Liability, fails to notify the Indemnitee of its election as herein provided or contests its obligation to indemnify under this Agreement, the Indemnitee may pay, compromise or defend such Asserted Liability; provided, that the Indemnitee may not consent to settlement or compromise of any such Asserted Liability over the objection of the Indemnifying Party; provided, further, that consent to settlement or compromise shall not be unreasonably withheld. If the Indemnifying Party chooses to defend any claim, the Indemnitee shall make available to the Indemnifying Party any books, records or other documents within its control that are necessary or appropriate for such defense.

11.  Termination.

     This Agreement may be terminated at any time prior to the Third Closing, as follows:

     11.1 by mutual agreement of the Purchaser and the Company, in which event there shall be no liability on the part of any of the parties or the officers or directors of the Purchaser or the Company;

     11.2 by the Purchaser if on the Second Closing Date any of the conditions specified in Section 7 have not been met or fulfilled; or

     11.3 by the Company if on the Second Closing Date any of the conditions specified in Section 8 have not been met or fulfilled.

12.  Resignations; Certain Compensation Payments.

     12.1 Resignations. At the First Closing, I. Frederick Shotkin ("Shotkin"), Brad I. Markowitz ("Markowitz") and J. Robert Gary ("Gary") shall tender their written resignations as officers and/or directors of the Company. Shotkin's resignation shall take effect immediately upon the First Closing. Markowitz and Gary shall agree to continue in the same capacities in which they have been serving the Company until the effective date of their resignations set forth in a subsequent written notice delivered to them by the Company.

     12.2 Certain Compensation Payments. As set forth on Schedule 12 hereto, as of the First Closing Date, the Company shall pay G. Michael Cassidy ("Cassidy"), Douglas Fleming ("Fleming"), J. Robert Gary ("Gary") and Jeffrey B. Pinkerton ("Pinkerton") the accrued compensation owed to each of them as set forth in
Schedule 7.8 hereto. All other employee benefits, such as salary and all stock options, whether vested or unvested, shall be waived in full in writing by the foregoing persons, provided, however, that all warrants existing on the Closing Date shall remain in full force and effect.

13.  General.

     13.1 Actions After the First, Second and Third Closing. After each Closing the parties shall execute and deliver such other and further instruments and perform such other and further acts as may reasonably be required fully to consummate the transactions contemplated hereby including amending the number of shares and prices herein if any reverse stock split is required by NASD.

     13.2 Survival of Representations and Warranties. All indemnifications, representations and warranties made by the Company to the Purchaser and by the Purchaser to the Company in this Agreement, except as otherwise set forth herein, shall survive for a period of two (2) years from the Third Closing Date and shall not in any manner be affected or impaired by the consummation of the transactions contemplated herein at each Closing.

     13.3 Expenses. The Company shall pay, in addition to the agent's fees set forth in Section 9 above, all of its own fees and expenses related to the sale and purchase of the Shares, including, but not limited to, the fees and expenses of the Company's counsel and accountants. The Company, in addition, shall reimburse the Purchaser's expenses, including, but not limited to, fees and expenses of the Purchaser's counsel, and costs and expenses of conducting the due diligence investigation of the Company.

     13.4 Publicity. Except for a press release dated August 24, 1995, and an 8-K dated August 25, 1995, neither party shall disclose the Purchaser's acquisition of the Shares, the Purchase Price or any other terms of this Agreement in any press release or any public announcement or in any document or material filed with any governmental entity or to any other entity or person, without the prior written consent of the other party, which consent shall not be unreasonably withheld, unless such disclosure is required by applicable law or governmental regulations or by order of a court of competent jurisdiction in which case prior to making such disclosure, the disclosing party shall give written notice to the other party describing in reasonable detail the proposed content of such disclosure and shall permit the other party to review and comment upon the form and substance of such disclosure. All notices, statements and communications to employees and customers of the Company and to the general public and the press relating to the transactions covered by this Agreement shall be made only at such times and in such manner as may be mutually agreed upon by the Company and the Purchaser unless required by law.

     13.5 Notice. Any notice, request or other communication required or permitted under this Agreement shall be in writing and given or made by physical delivery, electronic transmission or by registered or certified mail, postage prepaid, return receipt requested or by overnight courier addressed to the other party. All such notices shall be addressed as follows:

     If to the Company:             Greentree Software, Inc.
                                    201 Boston Post Road West
                                    Marlboro, MA 01752

                                    Attention: Brad Markowitz,
                                    Chairman of the Board

     With a Copy to:                Bingham, Dana & Gould
                                    150 Federal Street
                                    Boston, MA 02110

                                    Attention: Victor J. Paci, Esq.

     If to the Purchaser:           T.I.S. Acquisition & Management Group, Inc.
                                    200 South 6th Street
                                    Suite 450
                                    Minneapolis, MN 55402

                                    Attention: John J. Medico,
                                    Managing Director

     With a Copy to:                Robins, Kaplan, Miller & Ciresi
                                    2800 LaSalle Plaza
                                    800 LaSalle Avenue
                                    Minneapolis, MN 55402-2015

                                    Attention: Andrew C. Becher, Esq.

     Any party may change the persons and addresses to which notices, requests or other communications are to be sent by giving written notice or such change to the other party in the manner provided herein for giving notice. Notices shall be effective upon receipt in the case of physical delivery, overnight courier or electronic transmission and three (3) days after deposit in the U.S. mails in the case of mailing.

     13.6 Assignment. This Agreement may be assigned by the Purchaser to a corporation with respect to which the Purchaser is a controlling shareholder, to a partnership with respect to which the Purchaser is a general partner or other joint venture with respect to which the Purchaser holds a controlling interest. Except as expressly set forth above, this Agreement may not be assigned by either party without the express written consent of the other party.

     13.7 Applicable Laws. This Agreement shall be construed and governed by the laws of the State of Minnesota.

     13.8 Entire Agreement. This Agreement together with all Schedules and Exhibits attached hereto and thereto shall constitute the entire agreement between the parties hereto, and no party hereto shall be bound by any communications between them on the subject matter hereof unless such communications are in writing and bear a date contemporaneous with or subsequent to the date hereof. Any prior written agreements or letters of intent between the parties shall, upon execution of this Agreement, be null and void.

     13.9 Reporting for Tax Purposes. The parties agree that the payments of the Purchase Price provided for herein are solely for the Shares and each party shall so report all such payments for income tax purposes.

     13.10 Waivers and Amendments; Noncontractual Remedies; Preservation of Remedies. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by each of the parties hereto or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege,

     13.11 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and legal representatives.

     13.12 Table of Contents; Captions. The Table of Contents and the captions of the various sections of this Agreement are inserted for convenience of reference only and shall not affect the construction of any provision of this Agreement.

     13.13 Separability. If any provision of this Agreement or the application thereof shall for any reason be invalid or unenforceable, such provision shall be limited only to the extent necessary in the circumstances to make such provisions valid and enforceable and its partial or total invalidity or unenforceability shall in any event not affect the remaining provisions of this Agreement which shall continue in full force and effect.

     13.14 Execution In Counterparts. For the convenience of the parties, this Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

     IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase Agreement as of the day and year first above written.

GREENTREE SOFTWARE, INC.             T.I.S. ACQUISITION & MANAGEMENT GROUP, INC.

By: /s/ Brad I. Markowitz            By: /s/  Larry Jeddeloh
    ----------------------           -----------------------

    Name:  Brad I. Markowitz             Name:  Larry Jeddeloh
           ------------------                   --------------

    Title: President                     Title: President
           ------------------                   --------------

Attest: /s/ Alice M. Lipkind         Attest:
        ---------------------                -----------------

    Name: Alice M. Lipkind               Name:
          -------------------                  ---------------

    Title:                               Title:
          -------------------                  ---------------

                                   EXHIBIT C
                                   ---------


                            GREENTREE SOFTWARE, INC

                              2801 Fruitville Road
                                   Suite 180
                            Sarasota, Florida 34237


                                                                October 26, 1995

T.I.S. Acquisition & Management Group, Inc.
200 South 6th Street
Suite 450
Minneapolis, MN 55402
Attention: John J. Medico, Managing Director

Ladies and Gentlemen:

     Reference is made to that certain Stock Purchase Agreement, dated as of October 4, 1995 (the "Agreement"), between Greentree Software, Inc., a New York corporation (the "Company"), and T.I.S. Acquisition & Management Group, Inc., a Minnesota corporation (the "Purchaser"), pursuant to which the Company agreed to issue and sell to the Purchaser and the Wm Smith Investors (as defined in the Agreement) up to 8,750,000 shares of the Company's Common Stock, $.04 par value per share (the "Common Stock"). Capitalized terms used herein without definition shall have the respective meanings ascribed to such terms in the Agreement.

     In order to address certain issues that have arisen in connection with the First Closing and to anticipate certain circumstances which may occur in the future, the parties hereto have agreed as follows:

     1.   Acknowledgement of Receipt of Cash from the Purchaser.

     The Company hereby acknowledges that the Purchaser has contributed $539,686.57 (the "Funds") to the Company through October 25, 1995. One Hundred Thirteen Thousand ($113,000) of the Funds have been draws under that certain Secured Bridge Loan Promissory Note (the "Bridge Note") dated September 12, 1995 of the Company in favor of the Purchaser, and the remainder of the Funds have been advances to the Company (the "Advances"). The Purchaser and the Company agree that the aggregate amount of principal and accrued interest under the Bridge Note and the Advances, when converted into Common Stock in connection herewith, (i) shall be deemed to have been paid in full, and (ii) the Bridge Note shall be returned to the Company marked "Paid In Full" or, if the Bridge Note cannot be located as of the date hereof, shall be marked "Paid In Full" upon presentation to the Company at any time. In any event, whether the Bridge
Note is presented or not, the Company shall have no further obligations of any kind whatsoever under the Bridge Note or for the Advances.

     2.   Issuance and Sale of Common Stock.
          ----------------------------------

     On the date hereof, the Funds shall convert into shares of Common Stock on the basis of one (1) share of Common Stock for each $0.40 (the "Conversion Price") of such aggregate amount of Funds, resulting in a total of 1,349,216 shares of Common Stock to be issued to the Purchaser on account of such conversion. No fractional shares shall be issued in connection with the conversion of the Funds, but, in lieu of such fractional share, the Company shall pay to the Purchaser a cash adjustment in the amount of $.16. The Company shall request the Transfer Agent to prepare and deliver to the Purchaser as promptly as practicable a stock certificate representing the 1,349,216 shares of Common Stock issued pursuant to this Section 2.

     3.   Service Agreement.
          ------------------

     The parties acknowledge and agree that, upon the execution and delivery of this letter agreement, the Agreement and that certain Service Agreement, dated as of October 17, 1995 (the "Service Agreement"), between the Company and the Purchaser, the Service Agreement shall be in full force and effect. The parties also acknowledge and agree that in the event that the Purchaser does not purchase at least an additional 1,025,784 shares of Common Stock at $.40 per share, including any shares purchased pursuant to Section 7 hereof, on or before November 6, 1995, then, notwithstanding anything in the Service Agreement to the contrary, the Service Agreement shall terminate and the parties shall have no further obligations with respect thereto, including, without limitation, any severance pay obligations.

     4.   Management of the Company.
          --------------------------

     The Company acknowledges and agrees that, upon the execution and delivery of this letter agreement and the Agreement, the resignations of Michael Cassidy as Chief Executive Officer of the Company, Jeffrey Pinkerton as President, and Douglas Fleming as Vice President--Engineering shall be deemed to be accepted and in effect. The Company also acknowledges and agrees that, upon the execution and delivery of this letter agreement and the Agreement, John J. Medico shall be President and Chief Executive Officer of the Company, Arnold Muhlbach shall be Chief Financial Officer, and Jeffrey Pinkerton shall be Vice President--Product Development.

     5.   Employee Matters; Legal Opinions.
          ---------------------------------

     The Company and the Purchaser acknowledge and agree that payment to the individuals and of the amounts set forth on the attached Schedule 1 has not been made. The Company and the Purchaser acknowledge that any releases of options or rights by such individuals are not effective unless and until such payments are received by such individuals and any required recision period expires thereafter. The Company and the Purchaser also acknowledge that delivery of legal opinions by counsels to the Company and counsel to the Purchaser were conditions to the First Closing and that such conditions have been waived.

     6.   First Closing.
          --------------

     Notwithstanding anything in the Stock Purchase Agreement to the contrary, the First Closing is hereby being consummated simultaneously with the execution of this letter agreement. Notwithstanding anything in the Stock Purchase Agreement to the contrary, the representations and warranties contained in the Stock Purchase Agreement shall be dated as of October 4, 1995.

     7.   Funding of the Company Pending the Second Closing.
          --------------------------------------------------

     The Company and the Purchaser acknowledge and agree that the Purchaser may advance additional funds, on an as available basis, to the Company to ensure the continued operations of the Company. The Purchaser shall be entitled to have such additional funds, together with an accrued interest thereon (the "Future Advances"), converted into Common Stock at the Conversion Price; provided, however, that any and all Future Advances shall be converted into Common Stock at the Conversion Price upon the Second Closing and that a certificate representing such shares of Common Stock issued and sold to the Purchaser shall be prepared and delivered to the Purchaser at the Second Closing.

     8.   Miscellaneous.
          --------------

     Except to the extent modified, supplemented and/or amended by this letter agreement, all of the terms, provisions and conditions of the Stock Purchase Agreement and the Service Agreement are hereby ratified and confirmed and in full force and effect. Notwithstanding anything in the Stock Purchase Agreement or the Service Agreement to the contrary, the Stock Purchase Agreement, the Service Agreement and this letter agreement shall be read and construed together. This letter agreement may be signed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This letter agreement shall be construed and enforced in accordance with the laws of the State of Minnesota applicable to a contract made and performed in the State of Minnesota by residents thereof.

     If the foregoing represents our agreement, please sign where indicated below, whereupon this letter agreement will constitute a legally binding and enforceable agreement executed under seal.

                                    Very truly yours,



                                    GREENTREE SOFTWARE, INC.


                                    By:
                                        ---------------------------
                                        Brad I. Markowitz, Chairman


Accepted and Agreed To:
T.I.S. ACQUISITION & MANAGEMENT GROUP, INC.


     By:
         ---------------------------------
         John J. Medico, Managing Director

                               Schedule 1
                               ----------


                        Name            Amount Payable
                        ----            --------------

                 G. Michael Cassidy       $29,875.77

                  Douglas Fleming         $15,833.32

                   J. Robert Gary         $29,875.76

                Jeffrey B. Pinkerton      $29,875.77

                                   Exhibit D

                           AGREEMENT OF JOINT FILING
                              OF 13D RELATING TO
                           GREENTREE SOFTWARE, INC.
                         COMMON STOCK, PAR VALUE $0.04

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 9th day of September, 1997.


                                 T.I.S. ACQUISITION AND MANAGEMENT GROUP, INC.


                             By: /s/ Larry E. Jeddeloh
                                 --------------------------------------------
                                 Larry E. Jeddeloh
                                 President and Director



                                 T.I.S. GROUP


                             By: /s/ Larry E. Jeddeloh
                                 --------------------------------------------
                                 Larry E. Jeddeloh
                                 President, Managing Director and Chief
                                 Investment Officer



                                 LARRY E. JEDDELOH


                             By: /s/ Larry E. Jeddeloh
                                 --------------------------------------------
                                 Larry E. Jeddeloh, Individually